UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) June 8, 2023

UNIQUE LOGISTICS INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Nevada	000-50612	01-0721929
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

154-09 146th Ave., Jamaica, New York	11434
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (718) 978-2000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4©)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure.

As previously disclosed, on December 18, 2022, Unique Logistics International, a Nevada corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Edify Acquisition Corp., a Delaware corporation (“Edify”), Edify Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of Edify (“Merger Sub”), and the Company.

The Merger Agreement and the transactions contemplated thereby (the “Transactions”) were approved by the board of directors of each of the Company, Edify, and Merger Sub. The Merger Agreement provides, among other things, that Merger Sub will merge with and into the Company, with the Company as the surviving corporation (the “Surviving Corporation”) in the merger and, after giving effect to such merger, the Company shall be a wholly-owned subsidiary of Edify (the “Merger”).

On June 9, 2023, the Company and Edify issued a press release announcing that Edify has filed a registration statement on form S-4 in connection with the Merger. The press release is attached hereto as Exhibit 99.1.

Exhibits 99.1 is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act.

Additional Information about the Transactions and There to Find It

In connection with the Business Combination, on June 9, 2023, Edify filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 which included a prospectus with respect to its securities to be issued in connection with the Merger, a proxy statement with respect to the stockholder meeting of Edify to vote on the Merger and the Transactions, and a consent solicitation statement with respect to the Company’s solicitation of its stockholders of their written consent to approve the plan of merger set forth in the Merger Agreement. The proxy statement/consent solicitation statement/prospectus will be sent to all stockholders of Edify and the Company. In addition, Edify and Unique may file other relevant documents concerning the Transactions with the SEC. Investors and stockholders of Edify and Unique and other interested persons are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and other relevant documents filed with the SEC in connection with the Transactions because these documents contain and will contain important information about Edify, Unique, and the Transactions. Stockholders will also be able to obtain a copy of the Form S-4, including the proxy statement/consent solicitation statement/prospectus, and other documents filed with the SEC, without charge, at the SEC’s website (www.sec.gov). Stockholders of the Company may also obtain free copies of the proxy statement/consent solicitation statement/prospectus, and any documents related to the Transactions that Unique files with the SEC, by directing a request by telephone or mail to: Unique Logistics International, Inc., Attn: Eli Kay, Chief Financial Officer. Stockholders of Edify may also obtain free copies of the proxy statement/consent solicitation statement/prospectus, and any other documents related to the Transactions that Edify files with the SEC, when they become available, by directing a request to: Edify Acquisition Corp., Attn: Morris Beyda, Chief Financial Officer.

Participants in the Solicitation

Edify, the Company, and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Edify’s stockholders and written consents from the Company’s stockholders with respect to the Transactions.

Information about Edify’s directors and executive officers and a description of their interests in Edify and with respect to the Transactions and any other matters to be acted upon at the Edify stockholder meeting are included in the proxy statement/consent solicitation statement/prospectus for the Transactions and are available at the SEC’s website (www.sec.gov).

Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the year ended May 31, 2022, as amended, and information regarding their interests in the Company and with respect to the Transactions is included in the proxy statement/consent solicitation statement/prospectus in connection with the Transactions.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or consent solicitation statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transactions and does not constitute an offer to sell or the solicitation of an offer to buy any securities of Edify, the Company, or any successor entity thereof nor shall there be any offer, solicitation, exchange, or sale of any such securities in any state or jurisdiction in which such offer, solicitation, exchange, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

99.1	Press Release dated June 9, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIQUE LOGISTICS INTERNATIONAL, INC.

Date: June 9, 2023	By:	/s/ Sunandan Ray
	Name:	Sunandan Ray
	Title:	Chief Executive Officer